FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Coastport Capital Inc.
(Translation of registrant’s name into English)

3rd Floor, 157 Alexander Street, Vancouver, BC V6A 1B8
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ✓  Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________  No: : ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coastport Capital Inc.
        Registrant

Dated: April 27, 2006                                             By: /s/David Patterson/s/

COASTPORT CAPITAL INC.	Number: 009-06 3rd Floor, 157 Alexander Street Vancouver, BC Canada V6A 1B8 Telephone: (604) 684-0561 Facsimile: (604) 602-9311 info@coastportcapital.com www.coastportcapital.com

NOT FOR DISSEMINATION INTO THE UNITED STATES OF AMERICA OR DISTRIBUTION TO U.S. NEWSWIRE SERVICES

$6.6 MILLION PRIVATE PLACEMENT CLOSES

Vancouver, B.C., April 24, 2006 - Mr. David Patterson, President of Coastport Capital Inc. (TSXV-CPP), announces the closing of its private placement totalling $6,648,750. These funds were raised by the Company issuing a total of 7,387,500 units at a price of $0.90 per unit. Each unit consists of one common share and one-half of one share purchase warrant of which one full warrant entitles the holder thereof to purchase one additional common share of Coastport until October 21, 2007 at a price of $1.10.

The Company paid finders fees of $206,690 and 104,473 units to TSX Venture Exchange Members and $220,736 and 55,556 common shares to individuals and corporations.

All securities issued in the private placement are subject to a hold period expiring August 22, 2006.

The funds raised by way of this private placement will be used for general working capital and the Company's 2006 exploration programs on the Shyri and La Plata projects, located in Ecuador.

In addition, the Company announces the granting of incentive stock options to certain of its directors, officers, employees and consultants to purchase up to 1,000,000 common shares of the Company at a price of $1.15 per share, exercisable for a period of two years.

ON BEHALF OF THE BOARD OF
COASTPORT CAPITAL INC.

“David Patterson”

David Patterson
President

WARNING:  This news release contains forward looking information.  The reader is cautioned that assumptions used in the preparation of such information, although considered accurate at the time of preparation, may prove incorrect. The actual results may vary materially from the information provided herein.  Consequently, there is no representation by Coastport that actual results achieved will be the same as those forecast.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE.